Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com
August 17, 2007
Via EDGAR (courtesy copy via email)
Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Great American Financial Resources, Inc. Schedule 13E-3 filed on June 14, 2007, as amended File No. 005-42992
Schedule 14A filed June 14, 2007, as amended File No. 001-11632

Dear Mr. Pressman:
     On behalf of American Financial Group, Inc. (“AFG”), Great American Financial Resources, Inc. (“GAFRI”) and GAFRI Acquisition Corp. (“GAC,” and with AFG and GAFRI, the “Companies”), we are responding to the Staff’s comments contained in the letter dated August 15, 2007 to the above-referenced filings.
     GAFRI has today filed an amended preliminary proxy statement. The Companies (and the other filing persons named in the
Schedule 13E-3) have also today filed Amendment No. 2 to the Schedule 13E-3.
     GAFRI has set the record date for the special meeting of stockholders to consider and vote on the contemplated merger agreement for August 24, 2007 and has set the special meeting date for September 28, 2007 (the last business day of the third quarter). GAFRI would appreciate any assistance the Staff could provide to facilitate GAFRI in meeting its target mailing date of August 28, 2007.
Reasons for the Special Committee’s Determination
1.	Please clarify that you are addressing all material factors considered by the Special Committee.

We have added language to the second paragraph under “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors—Reasons for the Special

One East Fourth Street  ♦  Suite 1400  ♦  Cincinnati, Ohio 45202
TEL (513) 579-6400  ♦  FAX (513) 579-6457  ♦  www.kmklaw.com

Michael Pressman, Esq.
August 17, 2007

Committee’s Determination; Fairness of the Merger” indicating that the discussion addresses all material factors considered by the Special Committee.
2.	We note your response to and reissue prior comment 3. Your proposed revisions do not discuss the Instruction 2 to Item 1014 factors in reasonable detail. For instance, it is unclear how your discussion satisfies your obligation to address going concern value. In addition, to the extent you are relying on the analysis of a third party, it must expressly adopt the analyses and conclusions of that party. Please revise.

We have revised the second bullet point under “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors—Reasons for the Special Committee’s Determination; Fairness of the Merger” to specifically address going concern value. As part of this revision, the bullet point which previously appeared second has been split into eight separate bullet points. The second bullet point specifically addresses the adoption by the Special Committee of the CCW opinion.

If you have any questions or comments, please feel free to contact me.

Sincerely yours, KEATING MUETHING & KLEKAMP PLL
By:
Mark A. Weiss

MAW/slh